July 31, 2006
VIA EDGAR
Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the year ended January 31, 2006, filed April 17, 2006 Commission file number: 000-31869
Dear Mr. Fay:
Pursuant to our discussion with Patrick Kuhn on July 24, 2006, we have prepared the following response to address the inquiries contained in your letter dated June 6, 2006 regarding the above-referenced filing.
As requested in your letter, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, our response corresponds to the format of your letter.
Form 10-K for the Fiscal Year Ended January 31, 2006
Note 1: Summary of Significant Accounting Policies, Page F-9
Revenue Recognition, Page F-9
1.	We note that you disclose that gross revenue and freight consolidation costs are recognized at the time the freight departs the terminal of origin. This does not appear to comply with the acceptable methods (methods 3 or 5) specified in EITF 91-9. Please explain to us why you believe your policy is appropriate and cite the relevant guidance you rely on in support of your position.

Mr. Michael Fay
July 31, 2006

Response

Our revenue recognition policy is consistent with method 2 specified in Emerging Issues Task Force (“EITF”) No. 91-9, Revenue and Expense Recognition for Freight Services in Process (“EITF 91-9”). Accordingly, we record gross revenue and freight consolidation costs when the freight is received from the shipper or when freight leaves the carrier’s terminal with an accrual of the estimated direct costs to complete the delivery of freight-in-transit. We understand method 2 to be a permissible method of recognizing revenue and expense in accordance with EITF No. 91-9. Recording gross revenue and freight consolidation costs in accordance with method 2 of EITF No. 91-9 does not result in a material difference in reported gross or net revenues, freight consolidation costs or net income when compared to amounts that would be recognized in accordance with methods 3 or 5 specified in EITF No. 91-9, as we estimated that the difference in gross revenues between method 2 and methods 3 and 5 was less than 1% of our reported gross revenues.

In future filings, we will revise our disclosure regarding our revenue recognition policy to read as follows:
Revenue Recognition

Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes, custom duties and freight insurance premiums whereby the Company acts as an agent. We recognize revenue in accordance with method 2 of Emerging Issues Task Force (EITF) Issue No. 91-9, Revenue and Expense Recognition for Freight Services in Process. Accordingly, gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company’s services as an authorized agent for airline and ocean carriers and third-party freight insurers are recognized at the time the freight departs the terminal of origin which is when the customer is billed. This method generally results in recognition of gross revenues and freight consolidation costs earlier than methods that do not recognize revenues until a proof of delivery is received or that recognize revenues as progress on the transit is made. The Company’s method of revenue and cost recognition does not result in a material difference from amounts that would be reported under such other methods.

Gross customs brokerage revenue, contract logistics revenue and other revenues are recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenues, is when the service has been provided to third parties in the ordinary course of business. Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin. Certain costs, related primarily to ancillary services, are estimated and accrued at the time the services are provided, and adjusted upon receipt of the suppliers’ final invoices.

Mr. Michael Fay
July 31, 2006

Note 2: Acquisitions, page F-14
2.	For each of your 2006, 2005 and 2004 acquisitions, please provide us, in tabular format, the following information:
(a)	the name and percentage holding of each shareholder of an acquired company (“Shareholder”);

(b)	the terms of any contingent consideration arrangement with each Shareholder, whether any payments are subject to forfeiture, and your accounting for the contingent consideration; and

(c)	the name of any Shareholder who became an employee of UTi Worldwide or one of its subsidiaries and the terms of any underlying employment agreement.

Refer to EITF 95-8 and paragraph 34 of SFAS 141 for guidance.
Response

Based on a conversation which we had with Mr. Kuhn, we are providing our response to this question on a supplemental basis by separate letter.

3.	Please tell us the date you entered into a subsequent partnership agreement with the BEE and explain to us why you granted them the right to put their minority interest to you. In addition, explain to us why you did not grant them this right at the time of the initial partnership agreement.

Response

In November 2003, we agreed with the Kagiso Group (“KG”) to form a partnership to make an offer to acquire International Healthcare Distributors (Pty) Ltd. (“IHD”). This acquisition structure was contemplated as a result of a condition precedent to the approval of our acquisition of IHD imposed by the South African Competition Commission, which required us to support Black Economic Empowerment (“BEE”) in South Africa. KG is an investment group based in South Africa, and holds a substantial, diversified investment portfolio. An investment in IHD of the appropriate amount by KG assisted us in satisfying the requirement to support BEE.

Effective June 1, 2004, we acquired all of the issued and outstanding shares of IHD. The original intention of both KG and us was that a partnership would be formed to acquire IHD. However, as KG was unable to complete its process of obtaining

Mr. Michael Fay
July 31, 2006

internal approval with respect to the transaction by June 1, 2004, we completed the initial acquisition with the requirement from the South African Competition Commission that we would take the necessary actions to ensure that we complied with the requirement to support BEE. Following the completion of KG’s process for obtaining internal approval, on November 1, 2004, the Partnership Agreement was executed contemporaneous with our sale of IHD to the partnership.

The Put Option was included in the Partnership Agreement and was not granted subsequent to the execution of the Partnership Agreement. The Put Option was required by KG as a liquidity feature with respect to their ownership interest.

4.	Please identify for us any events that transpired between November 1, 2004 and the date the subsequent partnership agreement was signed that may have impacted the fair value of the partnership. In addition, tell us the amount of the expected future redemption and explain to us how it was determined.

Response

As noted in our response to question 3, the Partnership Agreement was signed on November 1, 2004 and so there was no time lag between November 1, 2004 and the date the Partnership Agreement was signed.

In the event that the Put Option would be exercised, the amount payable would be determined in accordance with a pre-determined formula detailed in the Partnership Agreement. Generally, this formula is based upon average annual EBITDA of the partnership for the period 2008 through 2010 and a multiple indexed to the Johannesburg Stock Exchange.

We did not consider the appropriate accounting nor did we account for the Put Option in our financial statements for the year ended January 31, 2005 or our financial statements for the interim periods ended April 30, 2005, July 31, 2005, and October 31, 2005. Accordingly, we did not make a determination of the expected future redemption value of the Put Option at these reporting dates. When preparing our January 31, 2006 financial statements, we prepared a calculation of the expected future redemption value as of January 31, 2006. The calculation resulted in an expected future redemption value of $20.6 million, on a discounted basis. The redemption value calculation was based in part upon projected EBITDA amounts of the partnership through 2010. The projected EBITDA amounts, were not prepared contemporaneously with the formation of the partnership, but were prepared in connection with the preparation of the January 31, 2006 financial statements.

Given that a calculation of the expected future redemption value of the Put Option and the related projected EBITDA amounts were not prepared contemporaneously with the execution of the Partnership Agreement, we considered whether projected

Mr. Michael Fay
July 31, 2006

EBITDA figures we would have prepared at November 30, 2004 should reasonably be different from those utilized in the expected future redemption value calculation as of January 31, 2006. Based upon an evaluation of the actual results from November 1, 2004 through January 31, 2006 and the business activity during that period of time, we concluded that projected EBITDA amounts as of November 1, 2004, if prepared contemporaneously with the execution of the Partnership Agreement, would not be materially different from projections prepared as of January 31, 2006. Accordingly, we determined that the expected future redemption value of the Put Option would not have differed materially at any of the reporting dates between November 1, 2004 and January 31, 2006.

Additionally, in preparing our financial statements for the interim period ended April 30, 2006, we again considered actual results and business activity associated with the partnership and determined that our expectation of expected future redemption value had not changed from January 31, 2006.

5.	Please tell us whether you consider the put option to be freestanding of the Partnership Agreement or embedded in it, and the basis for your conclusion. In addition, explain to us your initial and subsequent accounting for the Put Option, and your basis for it.

Response

In preparing our response to this letter, we have reconsidered our initial accounting for the Put Option, reflected in our January 31, 2006 financial statements. Our initial accounting was, in part, based upon a determination that the Put Option was not freestanding. This determination, in conjunction with other factors, resulted in a determination that the appropriate accounting guidance with respect to the Put Option was SEC Accounting Series Release No. 268, Presentation in Financial Statements of Redeemable Preferred Stock, as clarified in EITF D-98, Classification and Measurement of Redeemable Securities (“ASR No. 268”). Although we believed at the time that our initial consideration of this issue was reasonable, after considering this issue further in the course of preparing our response to this letter, we now consider the Put Option to be freestanding of the Partnership Agreement.

In forming our initial conclusion as to whether the Put Option was freestanding of the Partnership Agreement, we considered Statement of Financial Accounting Standards (“SFAS”) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”), which defines a freestanding financial instrument as follows:
“A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.”

Mr. Michael Fay
July 31, 2006

In making our initial determination, we noted that the Put Option was issued as part of the debt and equity issuance upon formation of the partnership and was documented, in conjunction with those issuances, in the Partnership Agreement. We noted the Put Option is not legally detachable and separately exercisable from the related equity interest held by KG. In preparing our response to this letter, upon further consideration, we considered Derivative Implementation Group Issue No. B3, Embedded Derivatives: Investor’s Accounting for a Put or Call Option Attached to a Debt Instrument Contemporaneously with or Subsequent to Its Issuance (“DIG Issue No. B3”), which states the following:
“An option that is added or attached to an existing debt instrument by another party results in the investor having different counterparties for the option and the debt instrument and, thus, the option should not be considered an embedded derivative.”
Upon reconsidering whether the Put Option was freestanding, we noted the counterparty to the Put Option, Pyramid Freight (Pty) Ltd., a wholly-owned subsidiary of the Company, is not the issuer of the partnership interest. After further considering all of the facts and circumstances concerning the Put Option, we now believe the issues and guidance discussed in DIG Issue No. B3 regarding whether a derivative should be considered freestanding or embedded in a transaction or series of transactions involving different counterparties is analogous to the fact pattern surrounding the Put Option. Accordingly, we have now determined the Put Option to be freestanding.

In making our determination as to the appropriate initial and subsequent accounting for the Put Option, we considered the following accounting literature:
•	ASR No. 268;

•	EITF No. D-98, Classification and Measurement of Redeemable Securities;

•	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”);

•	SFAS 150;

•	EITF No. 00-4 Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary (“EITF No. 00-4”); and,

•	EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”).
In making our initial determination as to the initial accounting for the Put Option, we noted that the Put Option does not meet the definition of a derivative under SFAS No. 133 paragraph 6. Specifically, the terms of the Partnership Agreement require physical settlement of the Put Option, there is no market mechanism to facilitate net settlement, and the partnership interest is not readily convertible into cash.

Mr. Michael Fay
July 31, 2006

Further we considered as part of our initial consideration of the Put Option, EITF No. 00-4 which provides guidance regarding how a controlling majority owner (parent) who holds 80 percent of a subsidiary’s equity shares with the remaining 20 percent (the minority interest) being owned by an unrelated entity, should account for a derivative contract that is indexed to the subsidiary’s equity shares. The EITF specifically describes certain derivative instruments which are either a fixed price purchase contract (“Derivative 1”), a put and call instrument at the same price (“Derivative 2”) or a total return agreement (“Derivative 3”). Paragraph 4 of the EITF limits the guidance to these specific derivative instruments. Accordingly, we determined the Put does not fall within the scope of EITF No. 00-4.

Upon initially concluding that the Put Option was not freestanding of the Partnership Agreement, that it did not meet the definition of a derivative instrument, and that it was not subject to the guidance in EITF No. 00-4, we believed our obligation under the Put Option was analogous to a redeemable security and should be accounted for in accordance with ASR No. 268. ASR No. 268 states the following:
“If redeemable currently (for example, at the option of the holder), the security should be adjusted to its redemption amount at each balance sheet date. If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.”
We determined redemption under the Put Option was not within our control and is contingent solely upon the passage of time. Accordingly, we recorded the obligation representing the present value of the expected future redemption value associated with the Put Option as Minority Interests in the Consolidated Balance Sheet as of January 31, 2006. We viewed the obligation arising from the Put Option as an obligation incident to the acquisition of IHD, given that the initial transaction was entered into as a result of a condition precedent to the approval granted by the South African Competition Commission. We noted that under guidance outlined within SFAS No. 141, paragraph 37k, all other liabilities and commitments incident to the acquisition should be recorded at the present value of amounts to be paid. As such, upon establishing the initial Put Option obligation, we recorded an offsetting entry to Goodwill in the Consolidated Balance Sheet.

Subsequent to the initial transaction, we recorded that portion of the partnership’s income attributable to KG’s ownership interest as Minority Interests in the Consolidated Balance Sheet and Statements of Income. The income attributable to KG’s interest was greater than the accretion of the present value of the Put Option obligation required by paragraph 16, subparagraph 1 of EITF Topic D-98 and accordingly, no additional amounts have been recorded.

Mr. Michael Fay
July 31, 2006

Upon making the subsequent determination that the Put Option was freestanding of the Partnership Agreement, we considered paragraph 11 of SFAS No. 150 which states the following:
“A financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to (footnote omitted) such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances (footnote omitted)). Examples include forward purchase contracts or written put options on the issuer’s equity shares that are to be physically settled or net cash settled.”
Accordingly, we have now determined that the fair value associated with the Put Option should be recorded as a liability in accordance with paragraph 23 of SFAS No. 150. We believe it is appropriate to record the obligation as Minority Interests in the Consolidated Balance Sheet.

Further, the Put Option obligation should be subsequently measured at fair value with changes in the fair value obligation recognized in earnings in accordance with paragraph 24 of SFAS No. 150. We believe it is appropriate to record such changes in fair value to Minority Interests in the Consolidated Balance Sheet and Consolidated Income Statement. This accounting treatment would be in addition to the recording of KG’s interest in the partnership’s income or loss as Minority Interest in the Consolidated Balance Sheet and Consolidated Income Statement.

We are in the process of determining the fair value of the Put Option and the partnership interest held by KG as of each of the reporting dates between November 1, 2004 and April 30, 2006. Our determination of fair value will be based in part upon an analysis prepared by an independent third-party valuation firm. Although we have not completed our determination of fair value, as of the date of this letter based on our initial analysis, we believe the impact of any adjustments necessary to correct our financial statements will not be material to the results of operations, financial condition or cash flows of the Company as of and for each of the reporting periods between November 1, 2004 and April 30, 2006.

6.	Please tell us whether the amount initially assigned to the Put Option was greater than the fair value of the 25.1% interest in the Partnership and, if so, how you accounted for the difference. Specifically, explain to us why you would not be required to record a loss for the excess of the present value of the expected future redemption amount over the fair value of the underlying interest. In this regard, if the put option is an embedded derivative, the guidance in paragraph 4 of EITF 00-4 with respect to Derivative 2 requires a loss to be recorded when there is a significant difference in the exercise prices of the call

Mr. Michael Fay
July 31, 2006

and put options. By analogy to this guidance, it appears that you would be required to record a loss at inception for the difference between the present value of the expected future redemption amount and the fair value of the underlying interest.

Response

Please refer to our response under question 5.
Note 3: Income Taxes, page F-18
7.	Please explain to us the reason for the increases in the foreign income tax differential.

Response

The Company is domiciled in the British Virgin Islands and is not subject to a statutory tax in this jurisdiction. In accordance with Regulation S-X Rule 4-08 (h)(2), we have disclosed a reconciliation between the amount of reported total income tax expense and the amount computed by multiplying consolidated income before tax by the statutory federal income tax in the country in which we are domiciled. Accordingly, the foreign income tax differential presented in the abovementioned disclosure represents the weighted average effective statutory tax rate in the numerous countries in which we operate. In recent years, as a result of acquisitions and organic growth, we have generated a larger portion of our consolidated income before tax in jurisdictions with higher income tax rates, such as the United States, resulting in an increase in our foreign income tax differential.
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Please feel free to contact me at (310) 604-3311 should you have any questions. Please note I will be traveling from Thursday, August 3, 2006 to Friday, August 11, 2006, in which case, please contact Suellen Rowe at (310) 604-3311.

Sincerely,

/s/ Lawrence R. Samuels Lawrence R. Samuels Chief Financial Officer